UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FutureFuel Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

36116M106
(CUSIP Number)

Chris Kuchanny Chairman Revelation Special Situations Fund Ltd Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda (441) 296 7130
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36116M106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Revelation Special Situations Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,098,850
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,098,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,098,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.92%
14	TYPE OF REPORTING PERSON (See Instructions) IV

CUSIP No. 36116M106	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Revelation Capital Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,098,850
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,098,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,098,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.92%
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 36116M106	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Chris Kuchanny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,098,850
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,098,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,098,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.92%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 36116M106	SCHEDULE 13D	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplement the Statement on Schedule 13D originally filed on January 8, 2010, as amended on March 2, 2010, on March 26, 2010, on July 14, 2010, on February 7, 2011, on July 8, 2011 and on September 13, 2011, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Futurefuel Corp., a Delaware corporation (the “Issuer”).  The address of the executive offices of the Issuer is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

This Amendment No. 7 is being filed by Revelation Special Situations Fund Ltd (the “Fund”), Revelation Capital Management Ltd (“Revelation”), and Chris Kuchanny (“Mr. Kuchanny” and together with Revelation and the Fund, the “Reporting Persons”).  Certain terms used but not defined in this Amendment No. 7 have the meanings assigned thereto in the Schedule 13D, as amended.  Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D, as amended.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 7 as follows:

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented to add:

Revelation continues to believe that the Issuer’s shares are significantly undervalued and that the market capitalization of the Issuer does not fully reflect the value of the Issuer’s underlying assets and profitability. Notwithstanding, we have reduced our holding in the Issuer’s shares to below 10% to increase the Company’s free-float to improve liquidity for new investors and do not imminently intend to liquidate our residual holding.

Revelation’s view is that the Issuer’s chemicals business has strong and stable underlying cash flows that afford a stable dividend yield (currently approx. 4% annually) and that this business alone is deserving of a premium valuation. The Issuer also has significant growth opportunities from its alternative energy business, including its biofuels business, which could materially benefit from an extension and increase of biodiesel mandates in the US. The Issuer added an anode business for lithium-ion batteries that is coming on-line now and could be a driver of earnings growth, particularly if there is an increased uptake of electric cars in the US. In addition to continuing fundamental improvements, the Issuer is gaining improved market profile, following the March 2011 up-listing to the NYSE and the Issuer’s improved interaction with the investment community.

Revelation effected the acquisition of the shares of Common Stock on behalf of the Fund for investment purposes, may effect purchases or sales of the Issuer’s stock at its discretion, and presently intends to contact members of the Issuer’s Board or management from time to time to discuss shareholder matters including, but not limited to, matters related to the Issuer’s Board composition, operational, governance and investor relations profile.

CUSIP No. 36116M106	SCHEDULE 13D	Page 6 of 7 Pages

Revelation may take such actions from time to time as it deems necessary or appropriate to maximize the value of the Fund’s investment in the Issuer’s securities, including communication with other shareholders, industry participants and other interested parties concerning the Issuer. Revelation intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Revelation may cause the sale of all or part of the shares of Common Stock held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b)  As of the date of this Amendment No. 7, the Fund beneficially owns an aggregate of 4,098,850 shares of Common Stock.  The holdings of the Fund represent 9.92% of Issuer’s total outstanding Common Stock. By virtue of the relationship between the Reporting Persons, the Reporting Persons share voting and dispositive power over the Shares.

(c)  During the past sixty days, Revelation, on behalf of the Fund, effected the transactions below in shares of Common Stock in the open market through a broker.  Amounts reported in the “Price” column reflect the actual price for the Shares purchased or sold.  Amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the Shares purchased or sold.  Where a weighted average price is reported rather than an actual price, the Shares were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Prices” column in the table below.  The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of Shares purchased or sold, as applicable, within the range of prices set forth in the table below.

Date	Price ($)	Weighted Average Price ($)	Range of Prices ($)	Type of transaction (Purchase or Sale)	Number of Shares

9-Jul-12		10.485	10.36-10.55	Sale	4,906
10-Jul-12		10.612	10.36-10.70	Sale	5,958
11-Jul-12		10.503	10.41-10.59	Sale	10,720
12-Jul-12		10.425	10.05-10.48	Purchase	6,329
12-Jul-12		10.43	10.05-10.48	Sale	1,400
27-Aug-12	10.35			Sale	380,700
28-Aug-12		10.354	10.32-10.53	Sale	36,971
5-Sep-12		10.396	10.36-10.50	Sale	111,172
6-Sep-12		10.406	10.34-10.50	Sale	129,936
7-Sep-12		10.492	10.35-10.51	Sale	1,892
10-Sep-12		10.416	10.38-10.57	Sale	59,100
12-Sep-12		10.25	10.24-10.40	Sale	53,712
13-Sep-12		10.249	10.22-10.34	Sale	58,429
14-Sep-12		10.263	10.24-10.39	Sale	203,924

(d)  Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

CUSIP No. 36116M106	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2012

Revelation Capital Management Ltd

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Chairman and Chief Investment Officer

Revelation Special Situations Fund Ltd

/s/ Chris Kuchanny
Name: Chris Kuchanny
Title: Director

/s/ Chris Kuchanny
Name: Chris Kuchanny